AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Year Ended December 31,
	2007	2006	2005	2004	2003

Pretax income (loss) excluding
discontinued operations	$ 607.2	$ 662.8	$301.7	$548.3	$266.8
Minority interest in subsidiaries
having fixed charges(*)	31.7	31.6	25.5	28.3	43.5
Less undistributed equity in (earnings)
losses of investees	2.3	3.2	7.8	4.9	(14.0)
Fixed charges:
Interest on annuities	371.5	343.7	341.6	313.6	294.9
Interest expense	71.2	72.4	79.3	81.0	58.7
Debt discount and expense	2.0	1.9	3.9	3.8	2.1
Portion of rentals representing
interest	12.4	11.3	10.3	11.8	12.7

EARNINGS	$1,098.3	$1,126.9	$770.1	$991.7	$664.7

Fixed charges:
Interest on annuities	$ 371.5	$ 343.7	$341.6	$313.6	$294.9
Interest expense	71.2	72.4	79.3	81.0	58.7
Debt discount and expense	2.0	1.9	3.9	3.8	2.1
Portion of rentals representing
interest	12.4	11.3	10.3	11.8	12.7
Pretax preferred dividend
requirements of subsidiaries	-	-	-	-	27.5

FIXED CHARGES	$ 457.1	$ 429.3	$435.1	$410.2	$395.9

Ratio of Earnings to Fixed Charges	2.40	2.62	1.77	2.42	1.68

Earnings in Excess of Fixed Charges	$ 641.2	$ 697.6	$335.0	$581.5	$268.8

(*) Amounts include subsidiary preferred dividends and accrued distributions on preferred securities of consolidated trusts for years prior to 2004.

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